

15045108

**ANNUAL AUDITED REPORT** ~~SEC~~
**FORM X-17A-5**
**PART III**

Mail Processing
Section

MAR 0 2 2015

Washington DC
404

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| SEC FILE NUMBER |
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### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING     01/01/14     AND ENDING     12/31/14 ✗
                                                            MM/DD/YY                                      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Headlands Global Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:   (Do not use P.O. Box No.)

155 North Wacker Drive, Suite 1980
(No. and Street)

| Chicago | Illinois | 60606 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Fitzpatrick                  (312) 601-8643
                                                                 (Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name)*)

| 155 N. Wacker Drive | Chicago | Illinois | 60606 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)         **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

02/3/4/15

# OATH OR AFFIRMATION

I, Neil Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Headlands Global Markets, LLC</u>, as of <u>December 31, 2014</u>, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)) (under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Headlands Global Markets, LLC
December 31, 2014
With Report of Independent Registered
Public Accounting Firm

Headlands Global Markets, LLC

Statement of Financial Condition

December 31, 2014

## Contents

# Report of Independent Registered Public Accounting Firm

The Member
Headlands Global Markets, LLC

We have audited the accompanying statement of financial condition of Headlands Global Markets, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Headlands Global Markets, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 26, 2015

# Headlands Global Markets, LLC

## Statement of Financial Condition

### December 31, 2014

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 888,850 |
| Securities owned, at fair value | | 15,826,943 |
| Interest receivable | | 186,147 |
| Property and equipment, net of accumulated depreciation of $482 | | 6,455 |
| Other assets | | 56,629 |
| Total assets | | $ 16,965,024 |

**Liabilities and member's capital**

Liabilities:

| | | |
|---|---|---:|
| Securities sold, not yet purchased, at fair value | $ | 5,310,817 |
| Payable to clearing broker, net | | 6,227,903 |
| Accrued compensation | | 223,125 |
| Payable to affiliate | | 73,805 |
| Payable to Parent | | 6,484 |
| Accrued expenses | | 49,178 |
| Total liabilities | | 11,891,312 |
| Member's capital | | 5,073,712 |
| Total liabilities and member's capital | | $ 16,965,024 |

*See accompanying notes.*

Headlands Global Markets, LLC

Notes to Statement of Financial Condition

December 31, 2014

## 1. Organization and Nature of Operations

Headlands Global Markets, LLC (the Company) is a wholly owned subsidiary of Headlands Holdings, LLC (the Parent). The Company operates as a market maker in securities quoted and traded on the Nasdaq Stock Market and the over-the-counter market for NYSE, NYSE Amex Equities, and NYSE Arca listed securities. The Company also trades in municipal, corporate, and other fixed income securities. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

## 2. Significant Accounting Policies

### Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

### Cash

Cash includes amounts due from banks in both non-interest bearing and interest bearing accounts. At December 31, 2014, all cash amounts are held at one major financial institution.

## 2. Significant Accounting Policies (continued)

### Receivable from and Payable to Clearing Broker

The Company, pursuant to customary agreements, conducts business with one clearing broker, Pershing, LLC, for its trading activities. Receivable from and payable to clearing broker includes trades pending settlement as well as cash and margin balances held at the clearing broker. The Company's principal source of short-term financing is provided by its primary clearing broker from whom the Company can borrow on an uncommitted basis against its proprietary securities positions, subject to collateral maintenance requirements. The Company's activity with its clearing broker is subject to a master netting agreement. In the event the clearing broker is unable to fulfill its obligations, the Company would be subject to credit risk. At December 31, 2014, this balance primarily relates to short-term financing with the remainder relating to unsettled trades.

### Property and Equipment

Property and equipment, including computer equipment, furniture and fixtures, and office equipment, are recorded at cost, less accumulated depreciation and amortization.

Computer equipment includes workstations and networking equipment. Computer equipment is depreciated on a straight-line basis over a useful life of three years. Furniture and fixtures include office furniture and related fixtures. Furniture is depreciated on a straight-line basis over a useful life of five years. Office equipment is depreciated on a straight-line basis over a useful life of three years.

### Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company conducts trading activity in municipal and corporate bonds, and as a result holds inventory in certain instruments. In order to mitigate the risk of future price fluctuations in these securities, the Company has also sold short certain corporate and U.S. Government agency bonds. The Company records these securities at fair value. The fair value of the securities is based on the last reported valuation as calculated by the clearing broker using independent pricing vendors.

## 2. Significant Accounting Policies (continued)

### Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months.

## 3. Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

### 3. Financial Instruments (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Headlands Global Markets, LLC

Notes to Statement of Financial Condition (continued)

## 3. Financial Instruments (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2014:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities owned: | | | | |
| Fixed income securities* | $ - | $ 15,826,943 | $ - | $ 15,826,943 |
| Total | $ - | $ 15,826,943 | $ - | $ 15,826,943 |
| | | | | |
| **Liabilities** | | | | |
| Securities sold, not yet purchased: | | | | |
| Fixed income securities* | $ - | $5,310,817 | $ - | $ 5,310,817 |
| | $ - | $5,310,817 | $ - | $ 5,310,817 |

*All fixed income securities within this category are classified as Level 2 in the fair value hierarchy. Approximately 75% of the securities have a maturity 5 years or less and a credit rating of at least AA-.

For the year ended December 31, 2014, the Company held no financial instruments classified within Level 1 or Level 3.

## 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000, as defined. Net capital changes from day to day, but at December 31, 2014, the Company had net capital of $3,677,170, and required net capital of $438,700. At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 178.96%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

## 5. Related-Party Transactions

The Company receives administrative support from the Parent and an affiliate, including office, facilities, and personnel support. The Parent (or affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with the Expense Agreement between the Company and the Parent or affiliate. At December 31, 2014, the Company owes the Parent $6,484 and Headlands Technologies, LLC, an affiliated company, $73,805, for reimbursable expenses.

## 6. General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

## 7. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

### Credit Risk

Credit risk represents the potential loss that the Company would incur if various financial instruments failed to perform pursuant to the terms of their obligations to the Company.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

### Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions in times of low trading volume, high volatility or financial stress at a reasonable price.

Headlands Global Markets, LLC

Notes to Statement of Financial Condition (continued)

**7. Significant Risk Factors (continued)**

**Interest Rate Risk**

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of a financial instrument.

**Market Risk**

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

**Prepayment Risk**

Certain bonds allow for prepayment of principal without penalty. Bonds subject to prepayment risk generally offer less potential for gains when interest rates decline, and may offer a greater potential for loss when interest rates rise. In addition, with bonds, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the security and making the security more sensitive to interest rate changes. As a result, the timing and amount of revenue recognized relating to these securities may vary based upon actual maturity.

**Political Risk**

The Company is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's business.

**8. Subsequent Events**

No subsequent events or transactions have occurred through the date the statement of financial condition was issued that would have materially affected the financial statements as presented herein.

# Report of Independent Registered Public Accounting Firm
## on Applying Agreed-Upon Procedures

To the Management of Headlands Global Markets, LLC:

We have performed the procedures enumerated below, which were agreed to by management of Headlands Global Markets, LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority (FINRA), in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies, noting no differences.

2. Compared the amounts derived from the SEC Form X-17A-5 (FOCUS) quarterly reports for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

Chicago, IL
February 26, 2015